UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Amendment No. 1)

SEC File Number: 001-41167
CUSIP Number:

G3218G 109

G3218G 117

G3218G 125

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:		December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EVe Mobility Acquisition Corp
Full Name of Registrant

Former Name if Applicable

4001 Kennett Pike, Suite 302
Address of Principal Executive Office (Street and Number)

Wilmington, DE 19807
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 27, 2024, the Registrant filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) principally because the Registrant will needed additional time to complete its financial statements for the year ended December 31, 2023. This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not be filing such Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. To date, the Registrant has been unable, without unreasonable effort or expense, to complete the Form 10-K, and its independent auditor has been unable to complete the audit thereof. The Registrant is continuing in its efforts to file the Form 10-K as soon as reasonably practicable. As a result of this failure to file Form 10-K, the Registrant anticipates that it will receive a corresponding notice of non-compliance from the NYSE American LLC (the “NYSE American”). The Registrant anticipates that the notice from NYSE American will have a grace period within which to file the Form 10-K and regain compliance with the NYSE American Listing Rules and that the Registrant will file the Form 10-K within the grace period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Khairul Azmi Bin Ismaon	(302)	273-0014
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EVe Mobility Acquisition Corp

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2024	By:	/s/ Khairul Azmi Bin Ismaon
Khairul Azmi Bin Ismaon Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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